02019485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46459

RECEIVED
MAR 2 9 2002
365
SECTIONAL PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saunders Discount Brokerage, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
(No. and Street)

Midlothian, VA 23112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders, President (804) 320-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheely Burhcam Eddins Rokebrod & Carroll
(Name — if individual, state last, first, middle name)

7200 Glen Forest Drive, Suite 203 Richmond, VA 23226
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 4-3-02

VF 4-4-02

OATH OR AFFIRMATION

I, H. Mark Saunders, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Discount Brokerage, Inc., as of December 31, ~~19~~ X 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Sandra L. Woodard
Notary Public
My commission expires 8-31-02

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
_ (c) Statement of Income (Loss).
_ (d) Statement of Changes in Financial Condition.
_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_ (g) Computation of Net Capital
_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) A report on internal control required by SEC Ruling17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statement

SAUNDERS DISCOUNT BROKERAGE, INC.

December 31, 2001

Financial Statement

SAUNDERS DISCOUNT BROKERAGE, INC.

December 31, 2001

CHEELY BURCHAM EDDINS
ROKENBROD & CARROLL
A PROFESSIONAL CORPORATION
*Certified Public Accountants
& Consultants*

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

7200 GLEN FOREST DRIVE, SUITE 203
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cheelyburcham.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Saunders Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of Saunders Discount Brokerage, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saunders Discount Brokerage, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Cheely Burcham Eddins Rokenbrod & Carroll

March 21, 2002

STATEMENT OF FINANCIAL CONDITION

SAUNDERS DISCOUNT BROKERAGE, INC.

December 31, 2001

ASSETS		
Cash and cash equivalents		$ 5,835
Commissions receivable		5,908
Due from stockholder		2,675
	TOTAL CURRENT ASSETS	14,418
Furniture and equipment, at cost, less accumulated depreciation of $3,534		4,950
	TOTAL ASSETS	$ 19,368
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable		$ 2,356
Accounts payable		949
	TOTAL CURRENT LIABILITIES	3,305
STOCKHOLDER'S EQUITY		
Common stock, $5 par value, 10,000 shares authorized; 2,000 shares issued and outstanding		10,000
Additional paid-in capital		36,500
Accumulated deficit		(30,437)
		16,063
	TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,368

The notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENT

SAUNDERS DISCOUNT BROKERAGE, INC.

December 31, 2001

NOTE A—ORGANIZATION AND NATURE OF BUSINESS

Nature of Business: As a broker and dealer in securities, Saunders Discount Brokerage, Inc. (the "Company") is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and operates in the Richmond, Virginia metropolitan area. The Company also engages in the sale of insurance products as an agency or broker.

The Company transacts subscription applications for mutual funds received in connection with its mutual fund business to the mutual fund companies. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Income Taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay Federal and State corporate income taxes on its corporate income. Instead the Company's income is included in the income of its stockholder for Federal and State income tax purposes.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of Estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $8,438, which was $3,438 in excess of its required net capital. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 2.45 to 1.

NOTE C—OTHER REGULATORY REQUIREMENTS

The Company maintains special accounts for the Exclusive Benefit of customers and is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15-c3-3 under Section (k)(2)(i).